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[AEGON LOGO APPEARS HERE]
                                                                          280640
                                                                   PRESS RELEASE





AEGON APPOINTS BILL ROBERTSON GROUP ACTUARY

AEGON N.V. announces that Bill Robertson (50) has been appointed Group Actuary.

Bill Robertson has been with AEGON UK for five years, since 2001 as Chief Actuary. Before joining AEGON UK in 1999 he worked for Scottish Amicable as Head of Actuarial and Appointed Actuary.

While the appointment of Bill Robertson is effective immediately there will be a phased withdrawal from his responsibilities in AEGON UK over 2004.


The Hague, March 8, 2004
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Inquiries:

AEGON N.V.
Group Corporate Affairs & Investor Relations

Phone: + 31 70 344 8344

For further information about AEGON N.V. visit the corporate web site www.AEGON.com
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